Exhibit (e)(69)

David M. Zaslav

Dear David,

Congratulations, you have been given a stock option grant in recognition of your contributions to the success of Warner Bros. Discovery, Inc. (the “Company”). A stock option grant gives you the right to purchase a specific number of shares of the Company’s Common Stock at a fixed price, assuming that you satisfy conditions of the Plan and the implementing agreement. We would like you to have an opportunity to share in the continued success of the Company through this stock option grant under the Amended & Restated Warner Bros. Discovery, Inc. Stock Incentive Plan (the “Plan”). The Company’s general program to offer equity and equity-type awards to eligible employees is referred to as the Performance Equity Program (“PEP”). The following represents a brief description of your grant. Additional details regarding your award are provided in the attached Nonqualified Stock Option Agreement (the “Grant Agreement”) and in the Plan. References in this Cover Letter and Grant Agreement to the Company shall refer to Warner Bros. following a Spinoff (each, as defined in Section 2 of the Grant Agreement).

Stock Option Grant Summary

Date of Grant

Total Option Shares

Grant Price per Share

Option Shares Subject only to Service Condition

Option Shares will not be Subject to Performance-Based Condition

Exercisability Dates

Term Expiration Date

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You have been granted a non-qualified stock option to purchase a certain number of shares of Warner Bros. Discovery, Inc. Common Stock at a specific price. The total number of shares under your grant is specified in the chart above under “Option Shares.” The price per share is under “Grant Price per Share.”

•

The potential value of your stock option grant increases if the price of the Company’s stock increases, but you also have to continue to work for the Company (except as the Grant Agreement provides) to actually receive such value. Of course, the value of the stock may go up and down over time.

•

You may not exercise the stock option (actually purchase the shares) until it becomes exercisable. Your stock option becomes exercisable as indicated in the chart above, assuming you remain an employee of the Company or an eligible Subsidiary as set forth in Appendix A, subject to the terms in the Grant Agreement.

•

Whether or not you decide to exercise the vested and exercisable portion of your stock option and purchase the stock is your decision, and, except with respect to certain instances when your stock option will be automatically exercised, you have until the stock option expires (which will be no later than January 2, 2033 (the seventh anniversary of the Date of Grant), but can end earlier in various situations) to make that decision.

•

Once you have purchased the stock, you will own the stock and, subject to the provisions of your employment agreement with the Company and the other parties thereto, dated June 12, 2025 (as amended by that certain letter agreement, dated November 7, 2025, the “2025 Employment Agreement”), may decide whether to hold the stock, sell the stock or give the stock to someone as a gift.

•

In most countries, you will be taxed on your stock option as soon as you exercise the stock option to purchase or sell the stock. However, tax laws vary by country, so please check with your tax advisor or government tax office.

•	Your ability to purchase shares through the exercise of a stock option is conditioned upon compliance with any local laws that apply to you.

•

The number of Option Shares shall be adjusted in accordance with the terms of the Plan for occurrences such as stock splits, recapitalizations, and other similar transactions, including a Spinoff (as defined in the Grant Agreement).

Please note the Clawback section of the Grant Agreement, which reflects an important policy of ours. The Compensation Committee of our Board of Directors has determined that awards under the Plan are subject to a clawback in certain circumstances. By accepting this award, you agree that the Compensation Committee may change the Clawback section of any or all of the grant agreements from time to time without your further consent to reflect changes in law or company policy.

You can indicate your acceptance of the Option by signing the signature page attached to the Grant Agreement.

WARNER BROS. DISCOVERY, INC. PERFORMANCE EQUITY PROGRAM

NONQUALIFIED STOCK OPTION GRANT AGREEMENT FOR EMPLOYEES

Warner Bros. Discovery, Inc. (the “Company”) has granted you an option (the “Option”) under the Amended & Restated Warner Bros. Discovery Inc. Stock Incentive Plan (the “Plan”). The Option lets you purchase a specified number (the “Option Shares”) of shares of the Company’s Common Stock, at a specified price per share (the “Grant Price”).

The individualized communication you received (the “Cover Letter”) provides the details for your Option. It specifies the number of Option Shares, the Grant Price, the Date of Grant, the Service Condition applicable to your Option, the schedule for exercisability (“Service Condition Vesting Dates”), and the latest date the Option will expire (the “Term Expiration Date”).

The Option is subject in all respects to the applicable provisions of the Plan. This Grant Agreement does not cover all of the rules that apply to the Option under the Plan; please refer to the Plan document. Capitalized terms are defined either further below in this grant agreement (the “Grant Agreement”) or in the Plan.

The Plan document is available on the Fidelity web site. The Prospectus for the Plan, the Company’s S-8, Annual Report on Form 10-K, and other filings the Company makes with the Securities and Exchange Commission are available for your review on the Company’s web site. You may also obtain paper copies of these documents upon request to the Company’s People & Culture department.

Neither the Company nor anyone else is making any representations or promises regarding the duration of your service, exercisability of the Option, the value of the Company’s Common Stock or of this Option, or the Company’s prospects. The Company is not providing any advice regarding tax consequences to you or regarding your decisions regarding the Option. You agree to rely only upon your own personal advisors.

No one may sell, transfer, or distribute the Option or the securities that may be purchased upon exercising the Option without an effective registration statement relating thereto or an opinion of counsel satisfactory to Warner Bros. Discovery, Inc. or other information and representations satisfactory to it that such registration is not required.

In addition to the Plan’s terms and restrictions, the following terms and restrictions apply:

1.

Option Exercisability. While your Option remains in effect under the Option Expiration section below, you may exercise any exercisable portions of the Option (and buy the Option Shares) under the timing rules of this section. As set forth in the Cover Letter, the Options will become exercisable subject to the satisfaction of the Service Condition provided in Appendix A to this Grant Agreement, assuming you remain employed through each Service Condition Vesting Date. Any fractional shares will be carried forward to the following Service Condition Vesting Date, unless the Compensation Committee of the Board of Directors (the “Committee”) selects a different treatment. For purposes of this Grant Agreement and subject to Section 2, employment with the Company will include employment with any Subsidiary whose employees are then eligible to receive Awards under the Plan (provided that a later transfer of employment to an ineligible Subsidiary will not terminate employment unless the Committee determines otherwise).

If your employment ends as a result of your death, Disability, resignation for Good Reason or termination without Cause (any such termination, a “Qualifying Termination”), the Service Condition applicable to the Option will be waived such that the Options will become fully vested and immediately exercisable. The conditions for “Good Reason” resignation and the definitions of “Cause” and “Disability” are as set forth in your 2025 Employment Agreement.

Accelerated vesting under this Option will be subject to the Release requirements in the 2025 Employment Agreement, where applicable in connection with a termination without Cause, resignation for Good Reason or Disability. The Option will be frozen as to any unvested portions between the date your employment ends and the date your Release requirement is met (or the deadline for providing the Release expires), at which point the unvested portions of the Option will expire if the Release has not become irrevocable.

As of the Date of Grant, the Company is party to a Qualifying CIC Agreement (as defined in the 2025 Employment Agreement) and accordingly, your Options will not be subject to any automatic forfeiture condition other than forfeiture related to the termination of your employment under circumstances that do not constitute a Qualifying Termination.

2.

Certain Spinoff Conditions. If there occurs a spinoff transaction in which the Company separates its Streaming & Studios division (“Warner Bros.”) from its Global Linear Networks division (any such transaction, a “Spinoff”), the Option shall be converted solely into an option to purchase shares of Warner Bros. common stock based on the applicable methodology determined by the Committee at the time of the Spinoff, which preserves the intrinsic value of the option at such time (the “Adjustment Methodology”) and the Grant Price shall accordingly be adjusted based on the Adjustment Methodology.

For purposes of this Grant Agreement (including Appendix A), following a Spinoff (if consummated):

•	references to your continued employment with the Company shall include your continued employment with Warner Bros.

•	references to the Company’s common stock shall be deemed to refer to Warner Bros.’ common stock

•	references to the Board of Directors or Committee shall be deemed to refer to Warner Bros.’ Board of Directors or Compensation Committee, as applicable

3.

Qualifying Transaction. Notwithstanding the Plan’s provisions, in the event that prior to the consummation of a Spinoff there shall occur (A) a Change in Control (as defined in the Plan and subject to the last sentence of this Section 3), (B) a sale of the Company’s Streaming & Studios division or (C) a sale of all or substantially all the assets of the Company’s Streaming & Studios division (any such transaction, a “Qualifying Transaction”), in each case, while you remain employed by the Company, then the Service Condition shall cease to apply to the Options. Notwithstanding anything in the Plan to the contrary, neither a Spinoff nor a sale of the Company’s Global Linear Networks division (or all or substantially all of such division’s assets) shall be deemed to be a “Change in Control” for any purpose under this Grant Agreement.

4.

Warner Bros. Change in Control. Notwithstanding the Plan’s provisions, if following a Spinoff, a Change in Control (as defined in the equity incentive plan adopted by Warner Bros.) of Warner Bros. (a “WB Change in Control”) occurs before the Option is fully vested and exercisable and while you remain employed by Warner Bros., the Service Condition shall cease to apply to any then outstanding Options.

5.

Option Expiration. You cannot exercise the Option after it has expired. The Option will expire on the Term Expiration Date. However, if the Company terminates your employment for Cause, the Option will immediately expire on the effective date of such termination without regard to whether it is then exercisable.

Exercisable portions of the Option remain exercisable until the first to occur of the following (the “Final Exercise Date”), each as defined further in the Plan or the Grant Agreement, and then immediately expire:

•	Immediately upon the effective date of a termination of employment for Cause

•	The Term Expiration Date

•	The first anniversary of the effective date of a Qualifying Termination

•	If your employment ends for any reason other than a Qualifying Termination and such termination is not for Cause, the 91st day following termination of employment

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As specified above, upon a Qualifying Transaction that closes while you are an employee of the Company (unless pursuant to the Plan an equitable substitution or replacement for the Option is made in connection with the Qualifying Transaction)

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As specified above, a WB Change in Control that closes while you are an employee of Warner Bros. (unless pursuant to the equity incentive plan adopted by Warner Bros. an equitable substitution or replacement for the Option is made in connection with the WB Change in Control)

The Committee can override the expiration provisions of this Grant Agreement, provided such override is not less favorable to you than is provided for in this Grant Agreement or your 2025 Employment Agreement.

6.

Automatic Exercise. At close of business on the Final Exercise Date (or the preceding trading day if the Final Exercise Date is not a trading day), if the Exercise Spread Test (defined below) is met, the then-exercisable portion of the Option will be automatically exercised using the “net exercise” method described below, without regard to the notice requirement and with additional shares retained for purposes of satisfying the minimum applicable tax withholdings (the “Automatic Exercise”). The Option satisfies the “Exercise Spread Test” if the per share spread between the closing price of the Company’s Common Stock and the Grant Price (the “Exercise Spread”) on the Final Exercise Date is at least one dollar. If the Exercise Spread Test is not satisfied, the unexercised portions of the Option will expire as of close of business on the Final Exercise Date.

For avoidance of doubt, you may exercise any exercisable portion of the Option prior to the time of an Automatic Exercise and no portion of the Option may or will be exercised at or after the effective date of your termination for Cause.

The Automatic Exercise procedure is provided as a convenience and as a protection against inadvertent expiration of an Option. Because any exercise of an Option is normally your responsibility, you hereby waive any claims against the Company or any of its employees or agents if an Automatic Exercise does not occur for any reason and the Option expires.

By accepting this award, you agree that the Automatic Exercise procedure shall apply to any outstanding awards of nonqualified stock options and cash-settled stock appreciation rights.

7.

Method of Exercise and Payment for Shares. Subject to this Grant Agreement and the Plan, and other than for portions of the Option that are automatically exercised as described in Section 6, you may exercise the Option only by providing a written notice (or notice through another previously approved method, which could include a web-based or voice- or e-mail system) to the Secretary of the Company or to whomever the Committee designates, received on or before the date the Option expires. Each such notice must satisfy whatever then-current procedures apply to that Option and must contain such representations (statements from you about your situation) as the Company requires. You must, at the same time, pay the Grant Price using one or more of the following methods:

(a)	Cash/Check. Cash or check in the amount of the Grant Price payable to the order of the Company;

(b)

Cashless Exercise. An approved cashless exercise method, including directing the Company to send the stock certificates (or other acceptable evidence of ownership) to be issued under the Option to a licensed broker acceptable to the Company as your agent in exchange for the broker’s tendering to the Company cash (or acceptable cash equivalents) equal to the Grant Price and, if you so elect, any required tax withholdings; or

(c)

Net Exercise. By delivery of a notice of “net exercise” to or as directed by the Company, as a result of which you will receive (i) the number of shares underlying the portion of the Option being exercised less (ii) such number of shares as is equal to (X) the aggregate Grant Price for the portion of the Option being exercised divided by (Y) the Fair Market Value on the date of exercise.

The Committee can approve additional payment methods, including use of a fully or partially recourse promissory note, subject to any prohibitions of applicable law.

8.

Clawback. If the Company’s Board of Directors or the Committee determines, in its sole discretion, that you engaged in fraud or misconduct as a result of which or in connection with which the Company is required to or decides to restate its financial statements, the Committee may, in its sole discretion, impose any or all of the following:

(a)

Immediate expiration of the Option, whether vested or not, if granted within the first 12 months after issuance or filing of any financial statement that is being restated (the “Recovery Measurement Period”)

(b)

As to any exercised portion of the Option (to the extent, during the Recovery Measurement Period, the Option is granted, vests, is exercised, or the purchased shares are sold), prompt payment to the Company of any Option Gain. For purposes of this Agreement, the “Option Gain” per share you received on exercise of options is:

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for stock you have sold or transferred without sale, the greater of (i) the Exercise Spread and (ii) the spread between the price at which you sold (or the fair market value on the date of other disposition of) the stock and the Grant Price paid, and

•	for stock you have retained, the greater of (i) the Exercise Spread and (ii) the spread between the closing price on the date of the Committee’s request for repayment and the Grant Price paid.

This remedy is in addition to any other remedies that the Company may have available in law or equity. You expressly agree that the Company may take such actions as are necessary or appropriate to effectuate the foregoing (as applicable to you) or as required under applicable law without further consent or action being required by you.

Payment is due in cash or cash equivalents within 10 days after the Committee provides notice to you that it is enforcing this clawback. Payment will be calculated on a gross basis, without reduction for taxes or commissions. The Company may, but is not required to, accept retransfer of shares in lieu of cash payments.

9.

Withholding. Issuing the Option Shares is contingent on satisfaction of all obligations with respect to required tax or other required withholdings (for example, in the U.S., Federal, state, and local taxes generally are due upon exercise of the Option). Except as provided in the Automatic Exercise section, the Company may take any action permitted under Section 11.9 of the Plan to satisfy such obligation, including, if the Committee so determines, satisfying the tax obligations by (i) reducing the number of Option Shares to be issued to you in connection with any exercise of the Option by that number of Option Shares (valued at their Fair Market Value on the date of exercise) that would equal all taxes required to be withheld (at their minimum withholding levels), subject to approval by the Committee if you are subject to Section 16 of the Exchange Act, (ii) accepting payment of the withholdings from a broker in connection with a Cashless Exercise of the Option or directly from you, or (iii) taking any other action under Section 11.9. You may satisfy such tax obligations in whole or in part by delivery (either by actual delivery or attestation) of shares of Common Stock, including shares retained from the award creating the tax obligation, valued at their Fair Market Value; provided, however, except as otherwise provided by the Board, that the total tax withholding where stock is being used to satisfy such tax obligations cannot exceed the Company’s minimum statutory withholding obligations (based on minimum statutory withholding rates for federal and state tax purposes, including payroll taxes, that are applicable to such supplemental taxable income). Shares used to satisfy tax withholding requirements cannot be subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements.

10.

Compliance with Law. You may not exercise the Option if the Company’s issuing stock upon such exercise would violate any applicable Federal or state securities laws or other laws or regulations. You may not sell or otherwise dispose of the Option Shares in violation of applicable law. As part of this prohibition, you may not use the Cashless Exercise methods if the Company’s insider trading policy then prohibits you from selling to the market.

11.	Additional Conditions to Exercise. The Company may postpone issuing and delivering any Option Shares for so long as the Company determines to be advisable to satisfy the following:

(a)

its completing or amending any securities registration or qualification of the Option Shares or its or your satisfying any exemption from registration under any Federal or state law, rule, or regulation;

(b)	its receiving proof it considers satisfactory that a person seeking to exercise the Option after your death is entitled to do so;

(c)	your complying with any requests for representations under the Plan; and

(d)	your complying with any Federal, state, or local tax withholding obligations.

12.

Additional Representations from You. If you exercise the Option at a time when the Company does not have a current registration statement (generally on Form S-8) under the Securities Act of 1933(the “Act”) that covers issuances of shares to you, you must comply with the following before the Company will issue the Option Shares to you. You must -

(a)

represent to the Company, in a manner satisfactory to the Company’s counsel, that you are acquiring the Option Shares for your own account and not with a view to reselling or distributing the Option Shares; and

(b)	agree that you will not sell, transfer, or otherwise dispose of the Option Shares unless:

(ii) a registration statement under the Act is effective at the time of disposition with respect to the Option Shares you propose to sell, transfer, or otherwise dispose of; or

(iii) the Company has received an opinion of counsel or other information and representations it considers satisfactory to the effect that, because of Rule 144 under the Act or otherwise, no registration under the Act is required.

13.

No Effect on Employment or Other Relationship. Nothing in this Grant Agreement restricts the Company’s rights or those of any of its affiliates to terminate your employment or other relationship at any time and for any or no reason. The termination of employment or other relationship, whether by the Company or any of its affiliates or otherwise, and regardless of the reason for such termination, has the consequences provided for under the Plan and your 2025 Employment Agreement.

14.

Not a Stockholder. You understand and agree that the Company will not consider you a stockholder for any purpose with respect to any of the Option Shares until you have exercised the Option, paid for the shares, and received evidence of ownership.

15.

No Effect on Running Business. You understand and agree that the existence of the Option will not affect in any way the right or power of the Company or its stockholders to make or authorize any adjustments, recapitalizations, reorganizations, or other changes in the Company’s capital structure or its business, or any merger or consolidation of the Company, or any issuance of bonds, debentures, preferred or other stock, with preference ahead of or convertible into, or otherwise affecting the Company’s Common Stock or the rights thereof, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether or not of a similar character to those described above.

16.	Governing Law. The laws of the State of Delaware will govern all matters relating to the Option, without regard to the principles of conflict of laws.

17.

Notices. Any notice you give to the Company must follow the procedures then in effect. If no other procedures apply, you must send your notice in writing by hand or by mail to the office of the Company’s Secretary (or to the Chair of the Committee if you are then serving as the sole Secretary). If mailed, you should address it to the Company’s Secretary (or the Chair of the Committee) at the Company’s then corporate headquarters, unless the Company directs optionees to send notices to another corporate department or to a third party administrator or specifies another method of transmitting notice. The Company and the Committee will address any notices to you using its standard electronic communications methods or at your office or home address as reflected on the Company’s personnel or other business records. You and the Company may change the address for notice by like notice to the other, and the Company can also change the address for notice by general announcements to optionees.

18.

Amendment. Subject to any required action by the Board or the stockholders of the Company, the Company may cancel the Option and provide a new Award in its place, provided that the Award so replaced will satisfy all of the requirements of the Plan as of the date such new Award is made and no such action will adversely affect the Option to the extent then exercisable.

19.

Plan Governs. Wherever a conflict may arise between the terms of this Grant Agreement and the terms of the Plan, the terms of the Plan will control. The Committee may adjust the number of Option Shares and the Grant Price and other terms of the Option from time to time as the Plan provides, subject to the provisions of your 2025 Employment Agreement.